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                              December 23, 2021

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 14,
2021
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1 Filed December 14, 2021

       Prospectus Cover Page, page i

   1. Provide a description of how cash is transferred through your organization and disclosure regarding your
intentions to distribute earnings or settle amounts owed under your agreements. State
whether any transfers, dividends, or distributions have been made to date.
       Prospectus Summary, page 1

   2. Please revise both the risk factors summary and the Risk Factors section to move forward the risks related to
doing business in the PRC so that such risks are prominently disclosed within each section in
relation to other identified material risks.
 Yanzhuan Zheng
Microvast Holdings, Inc.
December 23, 2021
Page 2

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                         Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                         Division of
Corporation Finance
December 23, 2021 Page 2                                 Office of
Manufacturing
FirstName LastName